UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2015

Commission File Number 001-35722

CHINA INFORMATION TECHNOLOGY, INC.
(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On October 5, 2015, China Information Technology, Inc. (the “Company”) and an institutional holder (the “Holder”) of the Company’s Series B warrant (the “Series B Warrant”) reached an agreement to settle a dispute between the Holder and the Company. Pursuant to the agreement, the Company agreed to issue an aggregate of 656,615 ordinary shares pursuant to certain outstanding exercise notices previously delivered by the Holder to the Company.

The Company and the Holder also entered into a standstill and warrant extension agreement (the “Standstill Agreement”) in substantially the same form as the standstill agreement that the Company entered into with two other holders of Series B Warrants, which was disclosed in the Company’s Form 6-K previously filed on September 24, 2015. Pursuant to the Standstill Agreement, among others, the Holder agreed not to exercise its Series B Warrant, in whole or in part, for a period of three months, which suspension period is subject to termination in the event of certain triggers, in exchange for an extension of the Expiration Date (as defined in the Series B Warrant) by approximately three months and certain other terms and conditions. In addition, the Holder is entitled to exercise up to 4,000 Warrant Shares (as defined in the Series B Warrant) every seven (7) days during the suspension period.

The foregoing summary of the terms of the form of the Standstill Agreement is subject to, and qualified in its entirety by, such document attached hereto as Exhibit 4.1, which is incorporated herein by reference.

Exhibits

Exhibit	Description
4.1	Form of Standstill Agreement between the Company and the Holder named therein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 7, 2015

China Information Technology Inc.

/s/ Jiang Huai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
4.1	Form of Standstill Agreement between the Company and the Holder named therein